

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 29, 2009

VIA U.S. MAIL and FACSIMILE

Martin Thorp
Chief Financial Officer
Four Rivers Bioenergy, Inc.
3rd Floor
14 South Molton Street
London, United Kingdom W1K 5QP

> **RE:** **Four Rivers Bioenergy, Inc.**
> **Form 10-K for the fiscal year ended October 31, 2008**
> **Filed February 13, 2009**
> **File No. 000-51574**

Dear Mr. Thorp:

We have reviewed your response dated December 16, 2009 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the fiscal quarter ended July 31, 2009

Acquisition of Kreido Assets, page 15

1. We note your response to prior comment 13 regarding the Kreido contingent consideration and negative goodwill. As you have concluded that the Kreido transaction is a purchase of assets, please tell us why you believe the guidance from SFAS 141 is relevant, including why you believe it is appropriate to apply business combination guidance to a transaction that is not a business combination in GAAP. Accordingly, please also respond to the following:

   - Tell us why you believe that the amount assigned to the contingent consideration was the fair value of that contingent obligation at the acquisition date. We note that under FASB ASC 350-30-30-2 the cost of an asset acquired is based on the fair value of the consideration paid or the fair value of the asset acquired, whichever is more reliably determinable.

   - Describe the terms and exercise provisions of the underlying Kreido warrants. In that regard, clarify whether the warrants are vested, whether there any prerequisites to exercise of those warrants by the holders, and whether there are any continuing services required to be provided by those shareholders. Also, clarify in future filings.

   - Please describe to us the nature of the contingency and explain to us why the accounting should not be based on that generally applicable to assumed options or warrants.

   - Tell us whether exercise of the warrants is probable and the basis for that conclusion.

   - Tell us why the “credit” associated with the warrants is a liability in GAAP.

2. As a related matter, you indicate that the fair value of the Kreido assets acquired exceeded the aggregate cost of those assets. Tell us, and disclose in future filings, how you measured the fair value of those assets for purposes of applying the relative fair value method under FASB ASC 805-50-30-3.

3. We also see that you recorded significant direct costs of $744,724 for the Kriedo assets and of $404,996 for the U.K. biodiesel plant assets as a component of the purchase prices. Please tell us and revise future filings to disclose the nature and composition of the direct costs.

Martin Thorp
Four Rivers Bioenergy, Inc.
December 29, 2009
Page 3

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Accounting Reviewer